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                                                              File No. 005-53333
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ________________
                              Amendment No. 2 to
                                SCHEDULE 14D-1

                  TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               ________________

                             EXECUSTAY CORPORATION
                           (Name of Subject Company)

                         MARRIOTT INTERNATIONAL, INC.
                             MI SUBSIDIARY I, INC.
                                   (Bidders)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                  30150K 10 0
                     (CUSIP Number of Class of Securities)

                          G. Cope Stewart, III, Esq.
              Senior Vice President and Associate General Counsel
                         Marriott International, Inc.
                              10400 Fernwood Road
                           Bethesda, Maryland  20857
                                (301) 380-8399
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)

                                  Copies To:

                              John F. Olson, Esq.
                          Gibson, Dunn & Crutcher LLP
                         1050 Connecticut Avenue, N.W.
                            Washington, D.C.  20036
                                 (202) 955-8522

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                                 INTRODUCTION



  This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission on January 12, 1999, as amended and supplemented by Amendment No. 1 (the "Schedule 14D-1"), by Marriott International, Inc., a Delaware corporation ("Marriott"), and MI Subsidiary I, Inc., a Delaware corporation ("Purchaser") and a wholly owned, direct subsidiary of Marriott, in connection with the offer to purchase all the outstanding shares of common stock, par value $0.01 per share, of ExecuStay Corporation, a Maryland corporation (the "Company"), at a price of $14.00 per Share, net to the tendering stockholder in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of January 12, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer").

Item 10.  Additional Information

  Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented by the addition of the following information:

          A copy of the press release announcing that the Offer has been extended and that the Offer will now expire at 11:59 p.m., New York City time, on Wednesday, February 17, 1999 is filed as Exhibit (a)(11) to the
     Schedule 14D-1 and is incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits

  Item 11 of the Schedule 14D-1 is hereby amended and supplemented by adding the following exhibit:

     (a)(11) Press Release, dated February 12, 1999, issued by Marriott.
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                                   SIGNATURE

  After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 1999

                                      MI SUBSIDIARY I, INC.

                                      By  /s/  G. Cope Stewart, III
                                         -----------------------------------
                                         Name:  G. Cope Stewart, III
                                         Title:  Vice President


                                   SIGNATURE

  After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 1999

                                      MARRIOTT INTERNATIONAL, INC.

                                      By  /s/  G. Cope Stewart, III
                                         -----------------------------------
                                         Name:  G. Cope Stewart, III
                                         Title: Executive Vice President and
                                                Associate General Counsel
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                                 EXHIBIT INDEX

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

Exhibit
Number                                                        Exhibit
-------                                                       -------
* (a)(1)            Offer to Purchase, dated January 12, 1999
* (a)(2)            Letter of Transmittal
* (a)(3)            Notice of Guaranteed Delivery
* (a)(4)            Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
* (a)(5)            Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
* (a)(6)            Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
* (a)(7)            Form of Summary Advertisement, dated January 12, 1999
* (a)(8)            Press Releases, dated January 6, 1999 and January 11, 1999 issued by Marriott
* (a)(9)            Press Release, dated January 6, 1999, issued by Marriott
* (a)(10)           Press Release, dated January 13, 1999, issued by Marriott
  (a)(11)           Press Release, dated February 12, 1999, issued by Marriott
  (b)               None
* (c)(1)            Merger Agreement, dated as of January 6, 1999, among the Company, Purchaser and Marriott
* (c)(2)            Stockholder Agreement, dated January 6, 1999, among Purchaser, Marriott and certain executive officers of the Company
* (c)(3)            Stockholder Agreement, dated January 6, 1999, among Purchaser, Marriott and B. Andersen
* (c)(4)            Stockholder Agreement, dated January 6, 1999, among Purchaser, Marriott and K. Regan
* (c)(5)            Stockholder Agreement, dated January 6, 1999, among Purchaser, Marriott and certain stockholders of the Company
* (c)(6)            Forms of Employment Agreement (included in exhibits (c)(2) and (c)(3))
  (d)               None
  (e)               Not Applicable
  (f)               None
__________________________________________
*  Previously filed.
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